UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 26, 2007

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

———————

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition

On April 26, 2007, the Company issued the following press release.

Puget Energy Reports First Quarter 2007 Financial Results

- **First quarter 2007 income of 68 cents per diluted share**
- **Puget Sound Energy first quarter income of 67 cents per diluted share**
- **Calendar year 2007 guidance of $1.50 to $1.65 per diluted share re-affirmed**

    BELLEVUE, Wash (April 26, 2007) — Puget Energy (NYSE: PSD) today reported net income of $79.1 million, or 68 cents per diluted share, for the first quarter 2007 compared to $73.7 million, or 63 cents per diluted share from continuing operations, in the first quarter 2006.

    "Our first quarter results met our earnings and operational expectations," said Stephen P. Reynolds, chairman, president and chief executive officer for Puget Energy. "We begin the balance of the year with excellent hydroelectric energy conditions and continuing customer growth. Our $120 million acquisition in February of the highly efficient Goldendale generating station complements our recent $580 million wind power generation investments, further narrowing the gap between our secured power supply and the growing energy requirements of our region."

Table 1: Puget Energy reported earnings

Net Income ($ millions)	2007	2006
Continuing Operations	$79.1	$73.7
Discontinued Operations (InfrastruX)	-	18.9
Puget Energy	$79.1	$92.6
Earnings per Fully Diluted Share		
Continuing Operations	$0.68	$0.63
Discontinued Operations (InfrastruX)	-	0.16
Puget Energy	$0.68	$0.79
Diluted common shares outstanding (millions)	117.0	116.2

Puget Energy First Quarter 2007 Continuing Operations summary:

    Table 2 below summarizes the primary items that impacted first quarter 2007 results from continuing operations of Puget Energy:

Table 2: Puget Energy First Quarter 2007 vs. First Quarter 2006 EPS Reconciliation for Continuing Operations	Cents per diluted share
Puget Energy's Q1 2006 earnings from continuing operations	$0.63
Decrease in electric margin	(0.03)
Unrealized gain from gas supply contract	0.03
Increase in gas margin	0.06
Increase in utility operations and maintenance expense	(0.06)
Increase in depreciation and amortization expense	(0.03)
Increase in net income from real estate sales	0.03
Increase in interest expense	(0.04)
Favorable impact of a lower effective federal income tax rate	0.05
Other variances and rounding, net	0.04
Puget Energy's Q1 2007 earnings from continuing operations	$0.68

Higher retail energy sales volumes and rate recovery supported the increase in 2007 first quarter earnings from continuing operations compared to prior year levels. These results were partially offset by under-recovery of power costs as well as higher operations, maintenance and depreciation expense as a result of infrastructure investments. A one-time unrealized gain of 3 cents relating to the reversal of a gas supply contract loss reserve also contributed to higher 2007 first quarter earnings compared to 2006.

Puget Sound Energy (PSE) First Quarter 2007 Highlights:

Net income from Puget Energy's regulated electric and gas utility subsidiary, Puget Sound Energy (PSE), was $78.8 million, or 67 cents per share, in the first quarter 2007, compared to $73.8 million, or 64 cents per share, in the first quarter 2006.

Key components of PSE's first quarter 2007 financial performance are highlighted below. All amounts are pre-tax unless otherwise noted.

- As of March 31, 2007, PSE provided service to 1,043,300 electric customers and 718,000 natural gas customers, representing a 2.3 percent and 2.7 percent increase, respectively, in the last 12 months, reflecting favorable economic conditions in the Pacific Northwest.

- Retail electric and natural gas sales volumes increased by 2.9 percent and 3.9 percent, respectively, reflecting customer growth and colder average temperatures during first quarter 2007 compared to 2006. First quarter 2007 heating degree days were near historic averages for the Pacific Northwest.

- Electric margin declined by $5.2 million in the first quarter 2007 compared to 2006. Higher electric sales volumes and increased rate recovery were offset by under-recovery of power costs totaling $13.6 million. PSE is allowed to recover power costs through the Power Cost Adjustment (PCA) mechanism on a shared basis with customers if actual costs are higher than the normalized level established in rates once certain thresholds are met. Power cost recovery is seasonal, with under-recovery normally in the first and fourth quarters and over-recovery in the second and third quarters. Power cost under-recovery did not impact first quarter 2006 electric margin because

PSE's maximum exposure under the PCA mechanism was limited to a cap in effect during the period.

First quarter 2007 electric margins were also reduced by $4.8 million due to federal income tax credits associated with wind-powered energy that were passed on to PSE's electric customers. These federal income tax credits lower PSE's electric margin, and do not impact net income or earnings because the company's federal income tax expense is reduced accordingly.

Electric margin represents electric sales, net of revenue-based taxes, to retail and transportation customers less the cost of generating, purchasing and wheeling electricity.

- Natural gas margin increased in the first quarter 2007 by $10.2 million. The increase was primarily due to a 3.9 percent increase in natural gas sales volumes and the impact of a 2.8 percent rate increase that became effective Jan. 13, 2007.

  Natural gas margin represents natural gas sales to retail and transportation customers, net of revenue based taxes, less the cost of purchasing and transporting natural gas.

- Utility operations and maintenance expense in the first quarter 2007 increased by $10.8 million over prior year levels largely due to the addition of PSE's electric generating Wild Horse Wind Facility (Wild Horse) placed in-service in December 2006 and the higher expenses related to operating and maintaining PSE's energy delivery system. Wild Horse operations and maintenance expense is fully recovered in rates.

- Depreciation and amortization expense in the first quarter 2007 increased by $5.7 million compared to prior year levels due to additional utility plant placed in service over the last twelve months.

- In February 2007, PSE acquired the Goldendale Generation Station (Goldendale) through a bankruptcy auction process from a subsidiary of the Calpine Corporation for $120 million. Placed in service on Feb. 21, 2007, Goldendale is a 277 megawatt (MW) combined cycle natural gas-fired facility located in Washington State.

- First quarter 2007 financial results reflect net income of $5.7 million from PSE's non-utility real estate investment and development business compared to $2.2 million in the first quarter of 2006.

- First quarter 2007 interest expense, net of the debt portion of Allowance for Funds During Construction (AFUDC), increased by $7.2 million compared to prior year levels due to higher debt outstanding. At March 31, 2007 debt outstanding totaled $3.2 billion compared to March 31, 2006 levels of $2.5 billion reflecting additional borrowings related to Wild Horse and Goldendale, a pre-payment associated with a long-term power purchase agreement, and system restoration expense incurred as a result of a severe December 2006 wind storm.

- PSE recorded an unrealized pre-tax gain of $5.8 million or 3 cents per share resulting from the reversal of a loss reserve related to a natural gas fuel supply contract for one of PSE's electric generating facilities. This natural gas fuel supply contract will be marked-to-market on a quarterly basis until the contract terminates in June 2008.

- Puget Energy's effective federal income tax rate in the first quarter 2007 was 30.0 percent compared to 35.3 percent in 2006. The company's 2007 federal income tax expense was reduced by higher tax credits associated with the production of wind-powered energy. These additional

credits were made available due to the addition of Wild Horse, placed in service in December 2006. PSE's electric customers receive the benefit of these tax credits through lower rates.

Discontinued Operations:

Puget Energy's first quarter 2006 results reflect $18.9 million, or 16 cents per diluted share, from the discontinued operations of InfrastruX Group, a utility construction services subsidiary that was sold in the second quarter of 2006.

Puget Energy 2007 Outlook:

Puget Energy anticipates 2007 earnings from continuing operations to be within the previously disclosed range of $1.50 to $1.65 per diluted share.

Conference Call:

Puget Energy will provide additional information regarding its first quarter 2007 results during a conference call for analysts scheduled at 10 a.m. ET (7 a.m. PT) on Friday, April 27, 2007. The call will be broadcast live through a Web cast at www.pugetenergy.com. The Web cast will be archived and available for replay following the call. A tape-recorded replay of the call will be available two hours after completion of the conference call on April 27, 2007 through midnight (ET) on May 11, 2007 by dialing 1-888-286-8010 and entering the conference identification number at 75350805.

Form 10-Q Quarterly Report for the First Quarter of 2007:

Puget Energy will file its Form 10-Q for the first quarter 2007 with the Securities and Exchange Commission (SEC) by May, 4, 2007, a copy of which will be available through the SEC's website at www.sec.gov or at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures that will be contained in the Form 10-Q filing.

About Puget Energy
Puget Energy (NYSE:PSD) is the parent company of Puget Sound Energy (PSE), a regulated utility providing electric and natural gas service primarily to the growing Puget Sound region of western Washington.

About Puget Sound Energy
Washington state's oldest and largest energy utility, with a 6,000-square-mile service area stretching across 11 counties, Puget Sound Energy (PSE) serves more than 1 million electric customers and 718,000 natural gas customers, primarily in western Washington. PSE meets the energy needs of its growing customer base through incremental, cost-effective energy efficiency, low-cost procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure.

CAUTIONARY STATEMENT: *Certain statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include PSE's plans relating to utility plant additions and expenses, and factors that could impact Puget Energy's earnings guidance for the year-end 2007. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in*

the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the Washington Utilities and Transportation Commission, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

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PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 3/31[1]	
	2007	**2006**
Operating revenues		
Electric	$ 527,619	$ 467,424
Gas	467,009	406,588
Non-utility operating revenue	9,276	4,136
Total operating revenues	1,003,904	878,148
Operating expenses		
Purchased electricity	282,092	252,125
Electric generation fuel	26,058	21,584
Residential exchange	(34,478)	(56,633)
Purchased gas	310,647	266,679
Unrealized net (gain) loss on derivative instruments	(5,782)	975
Utility operations & maintenance	98,171	87,368
Non-utility expense and other	2,130	793
Depreciation & amortization	69,609	63,884
Conservation amortization	10,328	8,048
Taxes other than income taxes	87,069	79,739
Total operating expenses	845,844	724,562
Operating income	158,060	153,586
Other income (deductions):		
Other income	4,764	3,340
Other expense	(1,031)	(1,476)
Interest Charges:		
AFUDC	2,416	2,022
Interest expense	(51,261)	(43,712)
Income from continuing operations before income taxes	112,948	113,760
Income tax expense	33,887	40,187
Net income from continuing operations	79,061	73,573
Income (loss) from discontinued operations, net of tax	---	18,947
Net income (loss) before cumulative effect of accounting change	79,061	92,520
Cumulative effect of accounting change	---	89
Net Income (loss)	$ 79,061	$ 92,609
Common shares outstanding	116,479	115,725
Diluted shares outstanding	116,974	116,190
Basic earnings per common share from continuing operations	$ 0.68	$ 0.64
Basic earnings from discontinued operations	---	0.16
Cumulative effect from accounting change	---	---
Basic earnings per common share	$ 0.68	$ 0.80
Diluted earnings per common share from continuing operations	$ 0.68	$ 0.63
Diluted earnings from discontinued operations	---	0.16
Cumulative effect from accounting change	---	---
Diluted earnings per common share[2]	$ 0.68	$ 0.79

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 3/31	
	2007	2006
Energy sales revenues *($ in thousands; unaudited)*		
Electricity		
Residential	$ 292,027	$ 241,934
Commercial	199,493	182,763
Industrial	27,125	26,278
Other retail sales, including change in unbilled	(23,582)	(15,765)
Subtotal, retail sales	495,063	435,210
Transportation, including change in unbille	2,341	2,711
Sales to other utilities & marketers	19,201	15,803
Other[1]	11,014	13,700
Total electricity sales	527,619	467,424
Gas		
Residential	300,866	265,092
Commercial	135,533	116,808
Industrial	22,265	16,814
Subtotal, retail sales	458,664	398,714
Transportation	3,587	3,614
Other	4,758	4,260
Total gas sales	467,009	406,588
Total energy sales revenues	$ 994,628	$ 874,012
Energy sales volumes *(unaudited)*		
Electricity (in mWh)		
Residential	3,552,963	3,427,969
Commercial	2,420,489	2,339,475
Industrial	340,393	345,823
Other, including change in unbille	(265,079)	(236,303)
Subtotal, retail sales	6,048,766	5,876,964
Transportation, including change in unbille	519,747	526,418
Sales to other utilities & marketers	416,723	319,907
Total mWh	6,985,236	6,723,289
Gas (in 000's of therms)		
Residential	219,862	215,677
Commercial	109,621	105,749
Industrial	18,882	15,629
Transportation	58,780	54,828
Total gas volumes	407,145	391,883
Margins[2] *($ in thousands; unaudited)*		
Electric	$ 196,863	$ 202,029
Gas	110,458	100,307
Weather *(unaudited)*		
Actual heating degree days	1,967	1,767
Normal heating degree days[3]	1,942	1,942
Customers served at March 31[4] *(unaudited)*		
Electricity		
Residential	921,793	904,824
Commercial	114,838	108,610
Industrial	3,791	3,595
Other	2,886	2,508
Transportation	18	17
Total electricity customers	1,043,326	1,019,554
Gas		
Residential	663,000	645,215
Commercial	52,203	51,078
Industrial	2,654	2,639
Transportation	123	122
Total gas customers	717,980	699,054

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees.

[4] Customers represents average served at month end.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge

    James W. Eldredge
    Vice President, Corporate Secretary
Dated: April 26, 2007   and Chief Accounting Officer